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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 6-K	OMB Number: 3235-0116 Expires: March 31, 2000 Estimated average burden hours per response. . . 9.90

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

Imperial Tobacco Group PLC
(Translation of registrant's name into English)

Upton Road, Bristol, BS99 7UJ, England
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F  ☒ Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes  ☐  No  ☒

Attached to this 6-K are the following items:

1.
Regulatory Update

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC (Registrant)
Date: April 1, 2003	By:	/s/ TREVOR M. WILLIAMS Trevor M. Williams Assistant Company Secretary

Imperial Tobacco Group PLC
24th March 2003

        Speaking today at a presentation to analysts on regulatory and litigation issues in the tobacco industry, Gareth Davis, Chief Executive, will confirm that trading in the year to date was in line with company expectations as outlined at the AGM held on 4 February 2003.

        Interim results for the period ended 31st March 2003 will be announced on Tuesday 6 May 2003.

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SIGNATURES